December 27, 2022

President and Board of Directors

of Healthcare Triangle Inc

4309 Hacienda Dr, Suite 150

Pleasanton, CA 94588

Effective December 27, 2022, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We are prepared to help you make a smooth transition with your new accountants.

Very truly yours,